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                                 EXHIBIT 20(i)

                     PRESS RELEASE DATED DECEMBER 1, 1997

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FOR IMMEDIATE RELEASE

                                                    CONTACT:  MICHAEL E. PEPPEL
                                                        CHIEF FINANCIAL OFFICER
                                                         937-291-8282 EXT. 7708

    MIAMI COMPUTER SUPPLY CORPORATION AND BRITCO, INC. ANNOUNCE DEFINITIVE
                                   AGREEMENT
                    SIXTH FOR MIAMI COMPUTER SUPPLY IN 1997

Dayton, OH -- December 1, 1997 -- Miami Computer Supply Corporation (NASDAQ: MCSC), a leading supplier of computer supplies and projection presentation products, today announced that it has signed a definitive merger agreement with BRITCO, Inc., a $17.0 million (annual revenues) distributor of computer supply and office automation products headquartered in Houston, Texas with additional offices in San Antonio, Baytown and Austin, Texas. The price was not disclosed. The transaction is subject to certain conditions which must be accomplished before the closing.

     "This transaction offers us a substantial and exciting opportunity to expand our presence into the Texas market. BRITCO brings to the table not only its highly experienced sales force but also the expert management team of Gretchen and Charlie Ferguson, who have over 30 years of combined industry experience and will continue as executive management of BRITCO," said Albert
L. Schwarz, President of Miami Computer Supply.

     Michael E. Peppel, Chief Financial Officer of Miami Computer Supply added, "The BRITCO transaction adds another EPS-accretive entity to the MCSC fold. Based on our current analysis, we expect BRITCO to add 5% to our annualized earnings by first quarter 1998. Assuming that the transactions with BRITCO and Minnesota Western, previously announced, are consummated as anticipated, we will have developed from a $63 million revenue Company with 118 employees at year end 1996 to a $200 million annualized revenue run rate with 445 employees in a 12 month period. EPS accretive transactions continue to be our focus along with internal growth. Also, our people continue to differentiate our Company in the marketplace."






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     "This transaction creates significant advantages and opportunities for both the employees and customers of BRITCO. MCSC and BRITCO both recognize that the strength to compete effectively in this industry resides with the technical knowledge of our sales force in combination with a broad product line. This deal accomplishes both," stated Charlie Ferguson, Vice President of BRITCO.

     "BRITCO's expertise and product base offers our customers a unique opportunity to position themselves with a market leader such as MCSi," stated Gretchen Ferguson, President, BRITCO.

     Miami Computer Supply Corporation went public last November. Since the IPO, Miami Computer Supply will have increased the number of its sales offices from 20 to 37 and its annual sales from $63 million as of December 31, 1996 to the proforma annualized 12 month run rate of over $200 million (assuming that the transactions with BRITCO and Minnesota Western, previously announced, are consummated as anticipated).

     Miami Computer Supply Corporation is an end-user distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products, principally in the Midwest, Northeast, Northwest and Southeast regions of the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation (formerly a part of 3M), Sony, Canon, Epson, Maxell, Panasonic, NEC, and Ricoh for computer supplies, and Epson, Proxima and Lightware for projection presentation products. Additional information regarding the Company can be obtained at http://www.mcsinet.com.



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     This press release contains "forward-looking" information.  The matters discussed in this press release, and, in particular, information regarding risks and uncertainties include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended December 31, 1996, and its Form 10-Q for the nine months ended September 30, 1997.
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